WCI Steel, Inc.
1040 Pine Street, SE
Warren, Ohio 44483

            May 26, 2006

VIA EDGAR and FACSIMILE (202-772-9368)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jennifer R. Hardy, Branch Chief

Re: WCI Steel, Inc.
   Form T-3 (File No. 22-28808)

Ladies and Gentlemen:

On behalf of WCI Steel, Inc. (the “Company”), the undersigned hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above-referenced Form T-3 be accelerated to 9:30 a.m., New York City time, on May 30, 2006, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis J. White of McDermott Will & Emery LLP, the Company’s counsel, at (617) 535-4000 upon the Form T-3 becoming effective.

                Very truly yours,

             WCI STEEL, INC.

             By: /s/ Cynthia B. Bezik
                    Cynthia B. Bezik
                    Vice President-Finance, Chief Financial Officer
                    and Secretary